

December 27, 2010

<u>**Via Facsimile ((312) 275-7554) and U.S. Mail**</u>

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive, Suite 2800
Chicago, IL 60601

> **Re: Inland American Real Estate Investment Trust, Inc.**
> **Schedule 14D-9**
> **Filed December 21, 2010**
> **File No. 005-85811**

Dear Mr. Choate:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2</u>

1.   We note your incorporation by reference of disclosure responsive to Item 3 of Schedule 14D-9. It is unclear how the incorporation by reference of the disclosure, instead of the inclusion of the disclosure in the Schedule 14D-9 delivered to security holders, complies with Instruction D to Schedule 14D-9. Please advise or revise.

<u>Item 6. Interest in Securities of the Subject Company, page 4</u>

2.   Please revise this Item to disclose the names of the individuals who acquired your shares through the DRP. Refer to Item 1008(b) of Regulation M-A.

Item 8. Additional Information, page 4

3.   We note your statement that you disclaim any obligation to update any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions